LATAM group transported 7.4 million passengers in November

Operating statistics for November 2025

Santiago, December 8, 2025 - During November, LATAM group transported 7.4 million passengers, representing a 4.9% year-over-year increase, while between January and November the group transported 79.6 million passengers.

In November, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 4.6% compared to the same month of 2024. This growth was driven mainly by an 11.4% increase in LATAM Airlines Brazil’s domestic capacity, as well as a 4.0% increase in international operations. In terms of the latter, two international routes were inaugurated during the month: Santiago (Chile) – Belo Horizonte (Brazil) and Bogotá (Colombia) – Belém (Brazil).
Consolidated traffic, measured in revenue passenger-kilometers (RPK), rose 3.6% in November, with the domestic market in LATAM Airlines Brazil standing out due to a 12.1% year-over-year increase. As a result, LATAM group’s load factor reached 85.4% in November.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) reached 696 million, a 1.0% increase compared to the same month of the prior year.
The following table summarizes the main operating statistics for the month and year-to-date as of November for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

LATAM GROUP OPERATIONS	November			Year to Date
	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,833	11,418	3.6%	130,918	121,195	8.0%
DOMESTIC SSC (1)	1,908	1,989	-4.1%	20,938	20,821	0.6%
DOMESTIC BRAZIL (2)	3,842	3,427	12.1%	40,172	35,888	11.9%
INTERNATIONAL (3)	6,083	6,002	1.3%	69,809	64,486	8.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,863	13,258	4.6%	155,196	143,851	7.9%
DOMESTIC SSC (1)	2,224	2,350	-5.4%	25,165	25,346	(0.7)%
DOMESTIC BRAZIL (2)	4,453	3,996	11.4%	47,955	43,644	9.9%
INTERNATIONAL (3)	7,187	6,912	4.0%	82,075	74,861	9.6%

PASSENGER LOAD FACTOR
SYSTEM	85.4%	86.1%	-0.8p.p	84.4%	84.3%	0.1p.p
DOMESTIC SSC (1)	85.8%	84.6%	1.2p.p	83.2%	82.1%	1.1p.p
DOMESTIC BRAZIL (2)	86.3%	85.8%	0.5p.p	83.8%	82.2%	1.5p.p
INTERNATIONAL (3)	84.6%	86.8%	-2.2p.p	85.1%	86.1%	-1.1p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,370	7,027	4.9%	79,561	74,708	6.5%
DOMESTIC SSC (1)	2,592	2,650	-2.2%	28,124	28,362	-0.8%
DOMESTIC BRAZIL (2)	3,374	3,006	12.3%	35,384	31,733	11.5%
INTERNATIONAL (3)	1,404	1,371	2.4%	16,053	14,614	9.9%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	388	388	-0.2%	4,050	3,928	3.1%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	696	690	1.0%	7,582	7,319	3.6%

CARGO LOAD FACTOR
SYSTEM	55.7%	56.3%	-0.6p.p	53.4%	53.7%	-0.2p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at ir.latam.com
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com